Exhibit 99.73

April 25, 2018

Chairman’s and CEO’s Message:

Dear Fellow Shareholders,

Our Mission:                        “Maverix’s mission is to provide its shareholders with significant low risk leverage to the gold price and to increase underlying per share value by expanding its portfolio with acquisitions of high-quality royalties and streams that offer robust returns.”

It is with great pleasure that we write to you in advance of our second Annual General Meeting as Maverix Metals Inc. 2017 was another exciting year for Maverix, which saw our Company continue its remarkable growth trajectory, not only in terms of our portfolio of royalties and streams, but also with respect to our capital markets profile and management team.

We entered 2017 having just completed the transformational acquisition of the Gold Fields Limited royalty portfolio in December of 2016. This transaction catapulted Maverix into becoming a leading junior royalty company and provided a significantly larger platform for continued growth.

Utilizing the platform and momentum that the Gold Fields transaction had afforded, on February 1st we announced the acquisition of a royalty on the Florida Canyon gold mine in Nevada, which was just beginning production, and an additional royalty on the Beta Hunt gold mine in Western Australia. Both royalties bringing immediate cash flow to the Company. As part of the acquisition, we welcomed Resource Income Fund, L.P. as new shareholders.

Shortly thereafter, we announced another growth transaction. In April, we acquired a royalty on the Silvertip mine in northern British Columbia, welcoming Silvercorp Metals Inc. as a new shareholder in the process. The Silvertip mine was subsequently acquired by Coeur Mining Inc., who recently announced that the operation had commenced production in the first quarter of 2018.

In August, we completed another significant growth step when we established a new strategic partnership with CEF Holdings Inc. (“CEF”), a joint venture between Li Ka-shing and CIBC. This financial partnership included a US$20 million loan facility and a concurrent US$5 million equity private placement. In concert with the CEF private placement, our major shareholder Pan American Silver exercised their anti-dilution rights and subscribed for 2.3 million shares, which saw a further C$3.1 million of proceeds flow into our treasury. We would very much like to thank Pan American Silver for their endorsement and for the ongoing support they have given us since our inception.

With enhanced financial capacity in hand, it did not take us long to find another excellent opportunity to expand our royalty portfolio further. In November, we announced the acquisition of another cash flowing royalty. We purchased a pre-existing royalty on the Karma gold mine located in Burkina Faso from a third party in exchange for US$20 million in cash consideration. Karma is a relatively new mine with a long life ahead and is operated by Endeavour Mining Corporation, a leading gold producer in West Africa.

During 2017, we successfully acquired four new cash flowing royalties in three separate transactions. Each of the royalties are on mines that are in the early stages of production, with full mine lives ahead of them. These “bolt on” growth acquisitions are consistent with our strategy of acquiring pre-existing precious metal royalties that will meaningfully increase our revenue stream and cash flow in the near term. In short, we were and will continue to be focused on growing our cash flow engine.

Our attributable gold equivalent production increased each quarter throughout 2017, as did our associated revenue. We finished the year having produced nearly 12,000 attributable gold equivalent ounces, generating C$19.5 million in revenue. A quantum leap up from the C$2.3 million in revenue we received in 2016.

While growing our asset portfolio, we were pleased to add two new members to our team. In early 2017, Mr. Matt Fargey joined us as Chief Financial Officer and Mr. Brent Bonney joined as our VP of Corporate Development. This brings our team to seven employees, a relatively small but dedicated and growing group. With the new additions and the likelihood of adding more bench strength in 2018, we decided it was time to establish a new corporate headquarters in downtown Vancouver.

Since our inception in July 2016, we have been able to grow our portfolio from 13 to a total of 27 royalties and metal streams, 10 of which are currently cash flowing. Consequently, we are forecasting revenue for 2018 to be between C$26 million to C$30 million and attributable gold equivalent production to be between 16,500 and 18,500 ounces with approximately 95% derived from gold and silver.

We believe that we have assembled a very attractive portfolio that provides significant low risk exposure and leverage to the gold price. With this solid foundation now in place, we are extremely well positioned to continue to execute on our mission statement: to increase underlying per share value by expanding our portfolio with acquisitions of high-quality streams and royalties that offer robust returns.

This letter to shareholders is a welcomed opportunity for us to thank the many individuals and companies that have helped us achieve the success we have enjoyed thus far. Specifically, we would like to thank all of our team members here at Maverix, without whom none of these accomplishments could have been realized. Moreover, we would especially like to thank our major shareholders, Pan American Silver and Gold Fields for their continued support and all of our shareholders who have entrusted your investment with us, believing in our ability to create value.

We look forward to another successful year in 2018.

Respectfully Submitted,

“Geoff Burns”               “Daniel O’Flaherty”

Geoff Burns & Daniel O’Flaherty

Forward-Looking Statements:

This letter contains forward-looking statements and information (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, projects on which we have a royalty interest moving from construction into production, production and revenue forecasts and the addition of high-quality streams and royalties to our portfolio. Forward-looking statements relate to future events or future performance and by their very nature involve inherent risks and uncertainties, both general and specific, and risks exist that the estimates, forecasts, projections and other forward-looking statements expressed herein will not be achieved or that assumptions that underlie these statements do not reflect future experience. While the forward-looking statements express management’s best estimates, objectives, predictions, expectations or beliefs at the time they are made, a number of important factors could cause the actual outcomes to differ materially from those expectations expressed in forward-looking statement and undue reliance should not be placed on them.

Readers are encouraged to thoroughly review the risk factors described in Maverix’s most recent management’s discussion and analysis for the year ended December 31, 2017 and the period from incorporation (January 9, 2016) to December 31, 2016 and filed on SEDAR (www.sedar.com) on April 26, 2018. Maverix does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Maverix or on behalf of Maverix, except as required by law.